Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

	Year ended December 31,			Three months ended March 31, 2002
	1999	2000	2001
	(thousands of dollars)
Income (loss) before income taxes	$36,120	$(13,694)	$(11,310)	$7,015
Plus fixed charges:
Interest expense	10,562	13,106	10,433	850
Portion of rent expense representative of interest expense	3,805	4,362	3,847	961

Adjusted earnings	50,487	3,774	2,970	8,826
Fixed charges	$14,367	$17,468	$14,280	$1,811
Ratio of earnings to fixed charges	3.51			4.87

Deficiency of earnings to cover fixed charges		$13,694	$11,310